UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13D-2(A)

(Amendment No. 1)

Ruth’s Hospitality Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number)

Bruckmann, Rosser, Sherrill & Co. III, L.P.

c/o Bruckmann, Rosser, Sherrill & Co., Inc.

126 East 56th Street, 29th Floor

New York, NY 10022
(212) 521-3799

Copy to:

Carmen J. Romano, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 783332109
1.	Names of Reporting Persons Bruckmann, Rosser, Sherrill & Co. III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power 0
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
PN

CUSIP Number 783332109
1.	Names of Reporting Persons BRS Coinvestor III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power 0
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
PN

CUSIP Number 783332109
1.	Names of Reporting Persons BRS GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power 0
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
PN

CUSIP Number 783332109
1.	Names of Reporting Persons Bruckmann, Rosser, Sherrill & Co. III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power 0
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
OO (Limited Liability Company)

CUSIP Number 783332109
1.	Names of Reporting Persons BRS Coinvestor GP III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power 0
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
OO (Limited Liability Company)

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on February 19, 2010 (the  “Schedule 13D”) relating to shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Ruth’s Hospitality Group, Inc., a Delaware corporation (“Ruth’s” or the “Issuer”) issuable upon conversion of shares of Series A 10% Convertible Preferred Stock, par value $0.01 per share, of the Issuer (“Issuer Preferred Stock”). The address of the principal executive office of the Issuer is 1030 W. Canton Avenue, Suite 100, Winter Park, Florida 32789. The purpose of this Amendment No. 1 to Schedule 13D is primarily to report a change in the ownership of Issuer Common Stock as a result of the sale by the Reporting Persons of an aggregate of 25,000 shares of Issuer Preferred Stock, which are convertible into approximately 8,620,690 shares of Issuer Common Stock in the aggregate, pursuant to a Preferred Stock Repurchase Agreement, dated as of March 8, 2012 (the “Preferred Stock Repurchase Agreement”), by and among the Issuer, Bruckmann, Rosser, Sherrill & Co. III, L.P., a Delaware limited partnership (the “Fund”) and BRS Coinvestor III, L.P., a Delaware limited partnership (the “Co-Invest Fund”). This Amendment No. 1 to Schedule 13D constitutes an “exit” filing with respect to the Schedule 13D by the Reporting Persons.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Schedule 13D.

Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

On March 8, 2012, pursuant to the Preferred Stock Repurchase Agreement, the Fund and the Co-Invest Fund sold to the Issuer 25,000 shares of Issuer Preferred Stock, which is convertible into approximately 8,620,690 shares of Issuer Common Stock in the aggregate, representing all of the Fund and the Co-Invest Fund’s stockholdings in the Issuer, at a price of $2,408.49315 per share of Issuer Preferred Stock.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 thereof are incorporated herein by reference.

(c)  Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person listed in response to Item 2 hereof, has engaged in any transaction during the past 60 days involving shares of Issuer Common Stock or Issuer Preferred Stock.

(d) Not applicable.

(e) Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of Issuer Preferred Stock or Issuer Common Stock on March 8, 2012.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Issuer Common Stock referred to in this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement filed as Exhibit 1 herewith, as required by Rule 13d-1(k) promulgated under the Exchange Act.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.

Agreement of Joint Filing, dated as of February 12, 2010, by and among Bruckmann, Rosser, Sherrill & Co. III, L.P., BRS Coinvestor III, L.P, BRS GP III, L.P., Bruckmann, Rosser, Sherrill & Co. III, L.L.C. and BRS Coinvestor GP III, L.L.C. (incorporated by reference from Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on February 19, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRUCKMANN, ROSSER, SHERRILL & CO. III, L.P.

By: BRS GP III, L.P., as its General Partner

By: Bruckmann, Rosser, Sherrill & Co. III, L.L.C., as its General Partner

	By:	/s/ Stephen C. Sherrill
Name: Stephen C. Sherrill
Title: Manager

BRS GP III, L.P.

By: Bruckmann, Rosser, Sherrill & Co. III, L.L.C., as its General Partner

	By:	/s/ Stephen C. Sherrill
Name: Stephen C. Sherrill
Title: Manager

BRUCKMANN, ROSSER, SHERRILL & CO. III, L.L.C.

	By:	/s/ Stephen C. Sherrill
Name: Stephen C. Sherrill
Title: Manager

BRS COINVESTOR III, L.P.

By: BRS COINVESTOR GP III, L.L.C., as its General Partner

	By:	/s/ Stephen C. Sherrill
Name: Stephen C. Sherrill
Title: Manager

BRS COINVESTOR GP III, L.L.C.

	By:	/s/ Stephen C. Sherrill
Name: Stephen C. Sherrill
Title: Manager

Dated: March 8, 2012

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.

Agreement of Joint Filing, dated as of February 12, 2010, by and among Bruckmann, Rosser, Sherrill & Co. III, L.P., BRS Coinvestor III, L.P, BRS GP III, L.P., Bruckmann, Rosser, Sherrill & Co. III, L.L.C. and BRS Coinvestor GP III, L.L.C. (incorporated by reference from Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on February 19, 2010).